UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MaxPoint Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57777M 201

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57777M 201	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Epperson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 574,219 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 574,219 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,219 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6 (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 531,508 shares of common stock and (ii) 42,711 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2016. All share numbers in this report have been adjusted to reflect the 1-for-4 reverse stock split of the Issuer’s issued and outstanding capital stock that was effected on April 25, 2016.

(2)	Based on 6,675,600 shares of common stock outstanding as of December 31, 2016, which includes shares of common stock issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016. All share numbers in this report have been adjusted to reflect the 1-for-4 reverse stock split of the Issuer’s issued and outstanding capital stock that was effected on April 25, 2016.

CUSIP No. 57777M 201	13G/A	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

MaxPoint Interactive, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3020 Carrington Mill Blvd., Suite 300
Morrisville, NC 27560

Item 2(a)	Name of Person Filing:

Joseph Epperson

the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, NC 27560

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

57777M 201

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 57777M 201	13G/A	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: 574,219 shares (1)

(b)	Percent of Class: 8.6% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 574,219 shares (1)

(ii)	Shared power to vote or direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 574,219 shares (1)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1)	Consists of (i) 531,508 shares of common stock and (ii) 42,711 shares of common stock issuable pursuant to a options exercisable within 60 days of December 31, 2016. All share numbers in this report have been adjusted to reflect the 1-for-4 reverse stock split of the Issuer’s issued and outstanding capital stock that was effected on April 25, 2016.

(2)	Based on 6,675,600 shares of common stock outstanding as of December 31, 2016, which includes shares of common stock issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016. All share numbers in this report have been adjusted to reflect the 1-for-4 reverse stock split of the Issuer’s issued and outstanding capital stock that was effected on April 25, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 57777M 201	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	Joseph Epperson

	By:	/s/ Joseph Epperson